 LBO Capital Corp.

3509 Auburn Rd. Ste B-200 ∙ Auburn Hills MI ∙ 48326 USA

248.844.0300-tel  www.lbocapitalcorp.com  248.844.0302-fax

March 23, 2010

United States

Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549-3561

Attention: Mr. John T. Archfield Jr.

                    Re: LBO Capital Corp.

                           File No. 33-19107

Dear Mr. Archfield:

We have reviewed your letters dated March 11 and March 22, and submit the following responses:

Letter dated March 11, 2010.

1.

We will clarify the language in the 8-K by filing an amended 8-K.  The accounts receivable due from GreenTech will increase by $700,000 and the accounts receivable due from factor will decrease by $126,000 at March 31, 2009.  Net effect will be an increase of 574,000.  Net liabilities to Capital Plus Partners, LLC will increase by $574,000 also.

2.

The statements of cash flows for the three, six and nine months then ended will reflect the secured borrowings of $560,000, which represents the amount of cash we received from the factor.  This is the initial liability due to the factor which increased by $14,000 for March 2009 and $21,000 for each of the months following March 31, 2009 as a result of the interest on the amount borrowed.

3.

Yes, we agree with your conclusion that we will file amendments to our June 30, 2009 and September 30, 2009 Forms 10-Q to reflect this change in accounting treatment. Also, the statements of cash flows for the six and nine months then ended will reflect proceeds from secured borrowings.

4.

We will include the requested disclosure in the amended 8-K.

Letter dated March 22, 2010.

1.

We will notify you as soon as possible when we complete the appraisal on the intangible assets.

2.

We will carefully review the letter of August 7, 2009 to address all of your comments in the amended 10-K for 2008.  If you agree, we could send you a marked up version of the amended 10-K for 2008 for your review.

Should you have any questions or comments, please, do not hesitate to call Majlinda Xhuti, Chief Financial and Accounting Officer, or Thomas W. Itin, Chief Excecutive Officer at 248-844-0300.

In addition, the Company acknowledges that:

*

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*

the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/S/ Thomas W. Itin

Chief Excecutive Officer

Page 2.